Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

Webcast Transcript

Presentation by Rich Dietz

AT&T Senior Vice President — Investor Relations

Deutsche Bank Securities Media/Telecom Conference, Santa Monica, California
Wednesday, June 14, 2006, 10:00 a.m. Pacific Time

Greg Miller:  Is this on?  Yeah?  Guess so. I would like to thank everyone for coming. If you don’t know me — there’s a lot of new faces in the room to me anyway — I’m Greg Miller. I’m a telecom analyst here with Deutsche Bank. I’ve been here for about 8 days. Not a lot of participation in this conference, which is a very good conference here, the last couple of days, but I did want to take the time at least to do Q and A and introduce Rich Dietz, the head of Investor Relations for SBC Communications.

Our format is traditional, about 10 minutes of presentation and followed by 30 minutes of Q and A, so feel free. And without any further comments, Rich?

Rich Dietz:  Thank you. Well, Greg, I can tell that you’ve been gone a little bit because it’s no longer SBC, it’s now AT&T.

[laughter]

Rich Dietz:  Thanks and good morning to those of you here. I’ve got a few prepared comments and slides that we’ll go through, and then we’ll turn it over to your questions. But some of this might help either generate or answer some questions.

As you know, if you’ve been following us since earlier this year, we’ve been very positive in terms of the turn in the telecommunications space, particularly as it relates to the business for AT&T. And that is because we believe we’ve assembled the best and the premier assets in the industry, the record that we’ve established in terms of execution and delivering results on those assets, and the substantial opportunities I’m going to run through briefly here in a minute, that we believe are in front of us to bring increased value to the company and to our shareholders — all of which would be strengthened significantly by the acquisition, or the completion of the acquisition, of BellSouth which is ongoing and in process as we speak.

I’ve got to have this slide, the Safe Harbor slide up there. You all know what is it and why we have it:  in terms of risk uncertainties with the information I’m presenting today, certain non GAAP financials that are reconciled on our website, and we disclaim of any need to update the statements that are contained in this presentation.

We also have to show you this slide, which is related to the S-4 filing that we’ve made relative to the acquisition of BellSouth.

Okay. With Safe Harbor stuff out of the way, let me kind of give you a quick snapshot of how we have executed. Here you see a slide that shows both our progress in wireless and wireline, where we’ve posted four straight quarters of year-over-year growth in adjusted earnings per share. And these are adjusted to exclude merger-related costs and other items — primarily merger-related items. And in the first quarter, two-thirds of those adjustments were for noncash items. So in our most recent results, which is the first quarter of this year, our EPS was up 37 percent on a reported basis, and up 53 percent on an adjusted basis.

We also have made, or given you, a positive three-year outlook. We expect to deliver double-digit EPS growth in each of the next three years. And following the BellSouth merger, we’ve said that we intend to return to full year-over-year revenue growth next year, 2007, versus the pro forma results for this year, 2006, and that is a year earlier than what we had said back in January of this year.

We also expect growing free cash flow after dividends. We projected $2 billion for this year, $4 to $5 billion next year, and more than $6 billion starting in 2008. Related to free cash flow, we have substantial cash being returned to our shareowners through a expanded share repurchase program. A total of $10 billion will be returned between now and the end of next year. At least $2 billion of that coming this year, the bulk of which will be in the second half of the year because we’re very restricted in buying back our shares until the shareowner vote which — on BellSouth’s acquisition — which will be held I think it’s July 21. So we are not that active is in the market right now, bottom line on that.

This adds up to probably one of the strongest growth profiles and outlooks in our peer group in terms of financial performance as well as expectation for returns to shareowners. So what provides all this?  What creates this solid foundation for growth expectation?

Well, let’s first and foremost start with wireless. Over the past few quarters, Cingular’s network performance has strengthened significantly. This has resulted in a decline in churn. The subscriber growth continues to be strong. Revenue growth, data revenue in particular, is growing very impressively, and the margins are beginning to expand. By the end of next year, 2007, our commitment from Cingular Wireless is to grow the margin to something in excess of 40 percent. Currently they’re in the low 30 percent range — 31.9 percent in the first quarter. So by the end of next year, we expect to realize a thousand basis points of margin improvement as network integration of the two networks, the AT&T Wireless and Cingular network, as those integrations are completed. So, you have a business that is currently at a revenue base of $35 billion and growing, with a margin expansion of a thousand basis points over the next 18 months. Very few businesses in our or any industry have that kind of opportunity in front of them.

The second area of opportunity is in the business space. AT&T today is the clear leader in business services. We have the world’s largest IP backbone with the best overall network latency and availability performance. We have 30 premium global data centers offering the complete range of hosted, managed hosted services. We’re the leader in delivering consistent global MPLS services with more than 1500 dedicated MPLS service nodes in 127 countries around the world. And last week at Globalcom, we made an announcement that we’re increasing the size of our IP backbone to an ultra long-haul OC768 network across the U.S. later this year, and that more than quadruples the capacity on that IP backbone.

In addition to having a great network, we also have created advanced product sets in key areas like network security, business continuity, we’re the global leader in IP VPN type services. So, we’re very pleased with the quality of the assets set we purchased from legacy AT&T. We’re not in a fix-up mode at all. In fact, we’re expanding an excellent network with excellent people, and both domestically and internationally helping our customers to manage the transformation of their networks to next-generation secure network technologies. Plus we are managing for the customers themselves the convergence of these networks, making all of their IP networks operate on both a seamless basis and an integrated basis — working on any device across an IMS, which is IP Multimedia Services Platform.

The customer response to the merger has been excellent, very positive. Volumes are strong and growing. And while there is certainly pricing pressures that remains in the marketplace, in enterprise, voice and data, the gap between average price in the portfolio and the price points for current sales have narrowed significantly, as supply and demand are coming back into a natural balance.

As you know, in recent years, there’s been quite a lot of pricing pressure, mostly driven by a tremendous amount of overcapacity in transport facilities as well as from technology migration to IP based services.  So these things are coming back in balance, and, in fact, we’re capturing a large share of the migration to IP services. That portion, or that segment, of our business is growing at 15 percent range growth, 14 percent in the first quarter.

With our network and product sets, we’re confident that enterprise not only has a solid future but very well could be a key swing factor in our overall growth over the next few years

Okay. Our third area of opportunity is in broadband and IP based services. That’s where we’re deploying something we call Project Lightspeed which puts fiber closer to customers to deliver an integrated voice, data and video service over an IP-based network. We are using both fiber-to-the-node as well as fiber-to-the-premise architectures, depending upon the situation. Fiber to the prem on new builds and fiber to the node, which would be the predominant part of our network, in overbuilds. We believe this approach gives us the best benefit in terms of price and time to market, speed to market.

Both of our wireline and wireless networks are evolving to deliver integrated services — wireline through this converged IP network and with Cingular Wireless through a 3G network we call UMTS with HSDPA, or high speed data package protocol over the top. This will enable integration opportunities in the future, with the goal of giving customers access to their communications and entertainment services anytime, anywhere, over any device.

Let me give you kind of a quick update on Project Lightspeed. We are presently in a controlled market stage of IPTV in San Antonio, and the service is working very well. Picture quality, the user interface, the menu, video on demand, fast channel change, the picture-in-picture application are all performing better than we initially expected and also performing better than side-by-side comparison with local digital cable.

Later this month, later this month, we will commercially launch IPTV in San Antonio, and following that launch we plan to expand over the second half of this year to 15 to 20 additional markets with IPTV, and we’ll continue that process on into ‘07 and then into ‘08.

Let me briefly give you an update on the benefits and status of the BellSouth merger. Clearly this was a merger starting with goals starting with 100% ownership in Cingular Wireless. Cingular Wireless, with single ownership, will give us the opportunity to integrate networks and services faster and develop products quicker. We’ll be in a better position to give our enterprise customers a single point of contact for their wireless and wireline integrated solutions.

The BellSouth merger also enhances our business opportunity, clearly through their customers, enterprise customers in the Southeast portion of the U.S. That will become a natural extension to leverage that relationship for AT&T’s global services. And the merger also adds to our broadband capacity. Half, 50 percent, of BellSouth’s customer base — residential customer base, small business — is within a fiber node of 5,000 feet to the location, and directionally, they currently are on pace to increase that to about 70 percent by the end of next year. So, frankly, they’re further along deploying fiber to the node, at least in their technology.

With the BellSouth merger, there’s some significant synergy settings to be accomplished. When you look at all of these synergies that we’ve announced over the last year with the respective mergers, the cost reductions, both the expense and capital cost reductions, you get to a sizeable number by 2008. So, when you look at the AT&T Wireless combination with Cingular, you have a $3 billion run rate in cost reductions in ‘08. And when you look at the legacy SBC and AT&T merger, that number is $2 and a half billion dollar reduction in ‘08. As well, now we’re predicting the BellSouth merger were AT&T will generate in ‘08, $2 billion — actually it increases to more than $3 billion in ‘09. And then you add that up along with what were targeting in initiatives from a business-as-usual standpoint, in terms of cost reduction infrastructure, cost reductions we’re making in our business processes, which was another million — I’m sorry, billion —  to a billion and a half, you have a more than $8 billion of cost saving run rate by 2008. And that is a very realistic opportunity, modeled conservatively. that we expect to achieve between now and 2008.

So kind of concluding, here, my remarks, the basic question is what sets AT&T apart?  Well, I’ve kind of given you a snapshot of that. First, I believe that I think everyone would agree we’ve assembled the industry’s premier assets — world-class networks, wireless coverage, strength in broadband, leadership in directory business.

Second, by a wide margin, we have a huge set of synergy cost reductions to obtain, that $8 billion dollar number I gave you.

Third, we have developed a strong record in execution and earnings momentum — and  the fourth straight double-digit adjusted EPS growth as well as the guidance outlook for three years of double-digit adjusted EPS growth.

And that is actually the next point I wanted to make, which is you have a clear positive outlook for the next three years — with each year having not only double-digit adjusted EPS growth but cash flow growth of the numbers that I gave you earlier.

Continue with return to shareowners in the form of continued dividend. For the last 20 some years since divestiture, so that is 22 years I guess, we’ve increased dividends somewhere between a 3 per 6 range, and we expect that continue along with share repurchases, which right now we’re under a repurchase authority of $10 billion between now and the end of next year.

So when you look at AT&T, you see a company that is a leader in the industry, a company that is growing adjusted EPS at double-digit rates, a company with substantial opportunities in some key areas that we just talked about, and a company well-positioned to deliver what we think will be enhanced values to shareowners.

So that is kind of, Greg, my quick outline of what’s going on with AT&T, and now I guess we can turn it over to Q and A session.

Greg Miller:  Great. Thanks, Rich. And I promise I won’t call you SBC again. That’s great.

In any event, I’ll kick off the Q and A. You talked about pricing a little bit with respect to incremental capacity coming out of the market, and specifically transport capacity. It seems a lot has come out in a very short period of time, but I would also assume that you have legacy contracts in the AT&T portfolio services, as well as your own, that may not be yet reflective of industry or maybe even call it stock market pricing. At what point in time are we going to see most of the legacy contracts, or historic contracts, roll over to the point where we actually see the pricing improvement?

Rich Dietz:  It’s hard to give a specific point in time, but we think it still will run through certainly this year and a portion of next year. These contracts are typically of a three-year,  or two- to five-year length. So, the good news that we see in the marketplace is the spot rate. The decline in the spot rate is slowing considerably, so the market rate tends to be stabilizing, which means that contract roll-over, although it would have an extended life for another year or so, is beginning perhaps its final phase of this overcapacity situation that we’ve been going through.

Our forecast, and I believe it to be a conservative one, the second part of ‘08, as we exit ‘08, we start seeing revenue growth in the enterprise phase. It certainly could be a swing factor, as I mentioned earlier, of coming earlier than that, but right now our guidance is somewhere in that latter part of ‘08 time period is when these things start not only stabilizing but growing, not only due to contract roll-overs to a more plateauing of the legacy switched voice services but also because of the growth in IP services.

I mean, it’s growing — as I said, mid-teens percentage growth — it’s going to become a bigger portion of the base. Wholesale revenues seem to, will operate either flattish or with low single-digit growth, so it’s really a matter of the time for the price stability as well as growth, continued growth,  in IP services that gives us that kind of forecast.

Greg Miller: Fair enough. So pricing is still declining, correct?

Rich Dietz:  In our view, still declining but in a very small amount compared to where it’s been historically.

Greg Miller:  So, we’re down to again single-digit versus low double-digit …?

Rich Dietz:  Definitely, yes.

Greg Miller: Okay, that is fair enough. Please, anybody else liking to ask a question?

[From audience]  I just had a question in regards to the fiber buildout that you mentioned in the transport and the quadrupling of capacity. And I was just wondering, you know, in terms of — what’s your view on other people coming in and adding too much capacity too quickly and, you know, why I guess is it — are you laying new fiber, are you just lighting existing fiber, what exactly are you guys doing to upgrade the network?

Rich Dietz:  We’re not laying new fiber. We’re just — we are enhancing the switching fabric of the transport medium that is available, and I would tell you a lot of what we’re doing is driven by the consolidation of our different networks onto a single AT&T backbone network. So you’ve got the traffic that legacy SBC had on third-party carriers coming on to the AT&T backbone network. You now will have Cingular’s traffic in total coming onto the AT&T backbone network as well as BellSouth traffic which was outsourced to third parties as well. So we’ve got a lot of internal, if you will, data all coming on the AT&T backbone network. Legacy AT&T had already built out this ultra-long-haul network in portions of the country, mostly the East Coast side and some of the Southeast. We’re just completing what they started and kind of advancing the completion by at least a year or maybe a little bit more to this OC768. And, frankly, that technology had to — had to mature, if you will, in terms of the switching fabric to make it — to get that kind of capacity in throughput. So with that volume and also in anticipation of continued growth of IP services as well as our initiation of video services, IP video services in our footprint, we think we need that capacity for us to carry all of our traffic on our network.

[From audience]  Before, you know, you can migrate traffic on to your network and away from them?

Rich Dietz:  Well, our plan — I can only talk about legacy SBC because the BellSouth merger is not completed yet. But with SBC traffic, all of the traditional voice traffic will be moved this year.

The bulk of the ATM and frame traffic will be moved this year with the remaining traffic next year, and then some of the more high-end enterprise traffic will be probably spread out over the next couple of years because there you’re coordinating your facility moves with enterprise customers through a maintenance window, and that tends to be an elongated process, so that will last a little bit longer. The bulk of a lot of the traffic, traditionally the voice and data traffic, is all going to go this year. Later this year.

[From audience]  For bond investors, have you specified any leverage targets and what can investors expect from you?  I mean, you’ve mentioned that at least for equity holders, you’re going to be buying back stock, increasing dividends. What can bond investors expect from you?

Rich Dietz:  We have not given any specific guidance in that area other than I think we’ve probably said that where we are in our current capital structure with debt is a comfortable place for us to be. We’re in the mid to high 30 percent debt as a percentage of capital and that — that — that feels comfortable to us in light of the things that we have going forward. Not that there won’t be some rotation of debt in terms of debt retiring and new debt being issued. That is a function of — a treasury function, but I think that is about as much as I can say on that topic.

[From audience]  With regard to your wireline business, have you entertained any thoughts about actually divesting that, I mean, similar to what we’ve seen with Sprint Nextel?

Rich Dietz:  Yeah. That — there’s a lot of discussion about that. We actually looked at that, I think it’s been maybe two years ago, or perhaps a little bit longer. You might remember. I don’t know.  But, so we floated an opportunity and, frankly, didn’t see the valuation at the time that we would have liked to have seen for those properties. And of course, since then, things are changing. Technology changes. I mean, technology keeps changing. And it’s possible that technology brings those properties into a better value position for us than they might have been historically. And what I’m talking about is you’ve seen us —  I guess it’s been about two months ago — announcing extended Wi-max trials as well as some trials with Wild Blue in terms of satellite services to extend broadband coverage to more rural parts of our service territory to get broadband service in place to see what the customer’s reaction is, the price points, willingness to pay, and our ability to deliver products and services over that infrastructure. We’ll have to see how that works out. But that certainly it could change the dynamics of how you deliver broadband capacity to rural portions of our service territory and make those lines more valuable for us to — to retain and provide a full suite of voice, video and data services, but just through a different medium than a copper medium that goes many, many miles out into rural America. So right now we have no active plans of pursuing that, and actually our plans are to expand these trials and see what we’ve learned from those in terms of reach and rate capabilities for services.

[From audience]  And finally in IPTV, what should we expect in terms of penetration, particularly — I mean, you know, you’re going to be rolling out in San Antonio but what are your expectations there?

Rich Dietz:  Well, our expectations are kind of — our guidance is rather broad. The only special guidance we’ve given is we expect 30 percent penetration over the next five years with this service. We’ll have to see what the initial rates are. I think for many, just by competitive entry, a lot of interest from the other provider of service, and that will give us some portion of penetration upfront, much like voice over IP works to the opposite with cable, for the cable company. But our expectation is to reach penetration levels approaching 30 percent over five years. Our expectation is that this is a differentiated service. It is not a broadcast TV service. It is a switched service that allows for a lot of different functionality than what’s present in the marketplace today. And the proof in the pudding once we get this out is to see how customers respond to the new functionality and new capability. And at that point in time, obviously, we’ll have more empirical data on which to give you a better ramp between zero and 30 percent — to give you something a little bit more specific, but right now that’s the best that we can do.

[From audience]  Have you talked at all about bundle pricing and what kind of data rates you’re going to be rolling out, when you roll out a fully commercialized service?  I’m not sure where you are on data rates when you’re in your San Antonio test now.

Rich Dietz:  Well, the expectation with the initial — and I’ll emphasize “initial” — product offering in San Antonio will be a 6 megabyte high-speed data service along with the four streams of TV service. We haven’t announced pricing yet for obvious competitive reasons until we actually launch, but we expect ARPU’s not dissimilar to what we’re getting for similar high speed Internet services in a DSL world, as well as ARPU’s that we get today with selling DISH as our video entry in the marketplace. That likely will change as the packages change and as we get more data from market entry, but initially we’re expecting our ARPU’s to certainly be in the same range they are, if not higher.

[From audience]  Just had two quick questions. First, can you give us an update on AT&T’s stance on video franchising?  Are you still considering yourself an IP service that should be exempt from that or are you in support of anything that we’ve seen, you know, being introduced in the House or the Senate?   And then secondly, if we could get an update on the HomeZone Product.

Rich Dietz:  We do still consider ourselves an IP-based service that shouldn’t be regulated or franchised like traditional cable service. In fact, we won that argument in a couple of states. The General Attorney in Oklahoma and Connecticut, I believe, both reinforced that as their — as their review of the law. But regardless of that, our approach on franchising is we fully expect to pay a, I’ll call it a franchise fee, because that’s what everyone is, you know, accustomed to calling it, to the local community. That is not the issue. It’s not an issue to pay a small percentage of the revenues to the local community. The issue is around regulation. And so we’re approaching regulation on three levels — at the Federal level, obviously, with the bill that you were referring to, at the State House levels, and at the municipal level. And frankly, it’s not something we worry about right now. Franchising seems to be moving along with great positive direction.  We’ve got a great deal out of the U.S. House of Representatives. There seems to be a lot of positive conversation now with the Senate about that bill as well as  some other telecommunications issues.  But at the same time, we’ve gotten state action in five of our states — states like Texas, Connecticut, Indiana, Kansas, Oklahoma. Here in California, the assembly has passed a statewide franchise bill waiting for the other side of the legislature to look at it later this month. So, we are well down the road with states giving us ample opportunity upon which to build and offer the service. At the same time, we’ve approached communities. We’ve approached cities — where we don’t have statewide relief — approached cities to get a — you know, to get a commercial agreement or a commercial arrangement from those cities. So franchising is not an inhibitor to where we are going. It seems to all be moving in the right direction. We’ve had great success at all levels of the regulatory process.

[From audience]  Just to follow on to that:  If you were to be blessed with the approval at the Federal level would that accelerate...

Rich Dietz:  Absolutely. Yeah. I mean, best of all worlds would be to get a federal piece of legislation that says here is the lay of the land, then we don’t have to go through all of these additional efforts we’re going through. So that would be the cleanest road going forward, but at the same time, we’re not waiting and putting all of our eggs in that basket. We’re actively moving down and working with the next two levels of regulatory process approval.

Greg Miller:  I guess I should ask the obvious question:  wireless capacity in the upcoming spectrum auction. You probably have one of the best spectrum positions in the industry, I think without a doubt. What is your view on the upcoming auction, and how usable is the spectrum, and how readily usable is that spectrum that is being auctioned?

Rich Dietz:  Well, that is a very good point you made at the end of your question because not a lot of people realize that. Spectrum has to be cleared, and that is not necessarily always easy and it’s not always cheap. But historically — I mean, in answer to your question, we do have the best spectrum of any wireless carrier in the U.S. We average about 58-megahertz across our footprint, obviously some are more than that, some are less. So I would — you know, Cingular is an entrant in the wireless auctions. I would characterize our participation as opportunistic. There’s probably a few second- or third-tier markets that we could use a little more that we’ll look to see what is available. Then I would say the rest of our strategy would be to see what everyone else is doing and what is available at what price and be opportunistic. But we’re not in the need of a lot of spectrum based upon what we have. But it’s important to be there to see what transpires and takes place.  I can’t say for sure what, you know, how much is usable, or not usable, whatever. Frankly, I don’t know, and it would take some analysis by different markets, but typically there is always the issue of clearing the spectrum once you may have won it in auction, and that doesn’t necessarily come very cheap.

Greg Miller:  And the WI-max trials, I would assume that is using the spectrum that is associated with the Project Angel of the historic AT&T, is that not correct?

Rich Dietz:  We’ve got spectrum from legacy AT&T that we are using. BellSouth has some spectrum. The answer is yes, and we’re expanding those trials to more locations in our rural service territory to see how this works.

Greg Miller:  We have a company, not that we’re involved, but Clearwater is a company coming public very shortly, all very recently, and it’s meant to be potentially a competitor both to DSL and cable if successful using similar spectrum. How is that trial working out on the WI-Max?

Rich Dietz:  It was started by legacy AT&T before the merger, and we’ve expanded it. So, I guess I can say that by the fact that we’re expanding it, we see hope or future opportunities for this to work in our rural service territory. I don’t necessarily see it working in more densely populated areas, but in the rural service territories this could be, depending upon the market reception in terms of price points, this could be a good solution.

Greg Miller:  And one final question on spectrum:  Some people have suggested that there are alternative sources of spectrum similar to that being offered in the auction, and that spectrum currently housed by some of the satellite companies and that you potentiality be — you could lease that spectrum and ultimately use it in markets that you may need it. Is that a possibility or is it that the restrictive use covenants in the FCC are just too Draconian to use that?

Rich Dietz:  I’m just not familiar with the covenants.

Greg Miller:  Fair enough.

Rich Dietz:  I would just be guessing. I don’t know.

Greg Miller:  That’s fair enough. That is a little too esoteric, but I wondered if you knew off the top of your head.

Greg Miller:  One thing that came up here in the most recent quarter was Sprint’s spin-off Embarq suggested that for the first quarter and the last quarter that they witnessed losses to VoIP competitors now outweigh losses to wireless. So, are you seeing that yet in the markets?  Or is it still largely wireless taking most of the market share from your landline companies?

Rich Dietz:  I would say, I mean, there’s more pressure probably coming from cable now than there was a year ago just by the mere fact that we — we now have all cable entrants providing service, although it’s still not rolled out everywhere, so there’s a little bit more pressure coming from cable as some of the wireless-only households, if you will, may be plateauing a little bit in terms of pressure. But I could give you a really long answer here because you really have to analyze access line losses as to what it really means. I would say access line losses in general are no longer a traditional barometer of the health of the business. In the business side, clearly, because those access lines are migrating to IP VPN, dedicated internet access, and those revenues are showing up in the data equation, not showing up as an access line in the voice side, and we’re one of the — we are the biggest provider of voice in business of any service provider, so we’re cannibalizing ourself. The same is somewhat true — pretty much true — over in the consumer side. DSL, for example, doesn’t get counted as an access line; however, DSL cannibalizes additional lines. Wireless doesn’t get counted as an access line, but wireless cannibalizes the second line as well as primary lines in some cases.

But there is also VoIP competition. I believe all the service providers are providing a VoIP competition, but when you really look at our revenues and you look at where we have cable exposure in terms of cable companies overlapped in our service territory that have the ability to have VoIP services, it’s really about 6 percent of our total revenues are exposed to cable competition. It’s a third of our consumer revenues roughly, in-region consumer revenues, that are exposed to cable competition. So although it’s real and it’s there, it’s not as large an exposure as many people tend to think when they are used to traditionally analyzing our business from that —

Greg Miller:  Is there any chance that you would stop reporting access lines to investors?

Rich Dietz:  Well, there’s — yeah, maybe. I mean, we — in our earnings report, we don’t — although our detailed information on our Web site has access lines, in our earning report, we report something we call revenue connections, which is access lines plus — plus video connections plus DSL — and that is growing at 2.6 or 2.7 percent, which is very well correlated with consumer revenue growth which is also growing in roughly that same amount. So we point investors to revenue connections, which we think is a more meaningful measure of bundling and of DSL growth, and it correlates to what is actually taking place in terms of consumer revenue growth in our business.

Greg Miller: Anybody else?

[From audience]  Maybe you could just talk a little bit about Wi-Fi enabled cell phones and what the opportunity there might be for you to improve your margins.

Rich Dietz:  Yeah. It’s an exciting opportunity, and we’ll hopefully start seeing some of those dual-mode instruments later this year. The reason why it’s an exciting opportunity is because it really gives us the opportunity to start this convergence of networks between the wireline network and the radio network and better utilize capital and better utilize the networks. So when you’re in a hotel like this, your phone would sense a Wi-Fi connection and immediately take that call to a wireline network which has the capacity to handle that call as opposed to trying to make a radio connection through an antenna, which, you know, obviously is a scarce resource in terms of spectrum and radio towers and all of that. So, we’re anxious for this technology to move forward to take advantage of both networks in carrying your call and using the most available network with the best capacity first, that being a wired line network, and save on future capital — more  effectively utilize future capital.

Right now as I understand it, there’s a couple of little obstacles that are still being overcome in the handheld instrument for battery life. It’s not an issue of having dual-mode signal, but it’s having a battery life typical of what we’re used to. And once that issue is resolved, I’m sure it will get resolved, we’ll start seeing in a more meaningful way development of this process and development of handsets. It’s being trialed in many locations, particularly with some corporate campus type customers, today. And so the wrinkles have to be worked out. Hopefully we’ll see this as a more meaningful part of let’s say ‘07 revenues as opposed to ‘06.

Greg Miller: I’ll give one last question:  In the last quarter conference call they mentioned that long distance volume had been improving, which — especially on the international side — which I couldn’t figure out why they would be, but I guess it’s a market share gain. Can you speak to that at all?

Rich Dietz:  I can’t — the answer is that they did. Wholesale long distance revenues was up like 13 percent, mostly driven by international. But even regional consumer and regional business long distance was up I think on average about somewhere between 5 and 7 percent. It appears to be volume growth, strong economics, maybe some market share, although I can’t say for sure that market share — how much of it is or isn’t. We’re just, you know, very pleasantly pleased with the growth in the long distance side of the business.

Greg Miller: Surprised everyone here. One final. I promise this is my final question. DSL side you introduced a new product latest quarter, early on in the quarter — higher speed. How has the ticker been on that?

Rich Dietz:  It’s still too early. I don’t have — I’ll have by the second quarter earnings call some data. But I will tell you, even though we’ve been aggressive in lowering DSL prices, DSL ARPU’s have been maintained at a pretty nice level because customers are always upgrading. So we might be advertising up to 1 by 5 speed at a certain price point, customers upgrade to three megabits and now some upgrade to six. We have 511,000 net adds of DSL, but when you look at the change in our customer database, our customer database had more than 511,000 upgrades in that quarter that went to higher speeds. So in essence, more than 100%. I know that sounds kind of crazy, but more than 100% of the customer database growth was actually in upgrading to higher speeds, which hopefully now we’ll continue that momentum with this elite product that has six megabit speed on it.

Greg Miller:  Given what you’re saying about the use, people using six megabits a second, does this make you question not doing fiber to the premise, because, you know, this is obviously a trend that is going to continue and we’re not even in the world of video yet?

Rich Dietz:  No, because in all reality, and maybe this is where you’re going, from a perception standpoint for most users, when you start getting above three megabits, you have to approve power user to really see or even experience differentiation in throughput. For most of us, you know, who are kind of thinking and entering, you know, there’s no increase. You have to really think of the total network, end to end network, six megabits or three megabits is the local access network, then the local access network connects to the IP backbone network, then the IP backbone connects to maybe somebody else’s network, which eventually connects to a server for the content provider, and we all know that some day, you know, we’ll click to get some content and it comes like that, and other days the very same content takes forever, right?  So somewhere along the way in a public Internet which is providing best efforts, something — something didn’t happen as quickly as it did the previous day, and that is not necessarily the local access network which had a dedicated speed on DSL. It’s somewhere upstream. And I would tell you there’s no IP backbone network in the world that is engineered, from an engineering standpoint, to make sure every user who gets six megabits or ten megabits or 20 megabits, that that is engineered into the IP backbones of the world. It’s not. It’s all engineering and statistics and studies as to how those networks are engineered.

So maybe it’s a long answer to your question, how some users might see some advantage to the speed, but the casual user probably would not. And so from that standpoint, we believe six megabits in our Lightspeed product downstream and one megabit upstream is plenty of bandwidth for a high percentage of all users, and we haven’t foreclosed our opportunities in the future in Lightspeed to provide additional products and services for bursty amounts of bandwidth as users require it. Because remember, in our switched environment with Lightspeed, we have a whole gateway in the home that actually will enable us to manage the bandwidth in the home and give us the opportunity — we haven’t announced products — but give us the opportunity to be able to use the bandwidth for some additional opportunities like a burst of higher speed data for someone who has a huge amount of data to download for some reason. Did that answer your question?

Greg Miller:  You said it yourself, video any time you want it, on whatever you want it, and moving high-def video into the house, you’re talking about a lot of bandwidth. And this is where — yeah, you have the geeks out there, but, you know, soon Grandma is going to use it watching the high def video the same way, see what I’m saying, she’s not a geek.

Rich Dietz:  Today the basic product we’re going to offer in San Antonio is 25 megabits, and that is whether you’re at, you know, 4500 feet or zero feet. We know that customers that are at the average or less of 2500 feet or less, they have the capability of much more than 25 megabits, and again our service is switched, so going forward, even with HD, and then with the possibilities of pair bonding with our service, so now maybe your basic offering is not 25, it maybe is now 50 megabits on a switched basis, there’s plenty of bandwidth to offer multiple HD streams as well as standard-def streams as well as high speed data.

So we don’t see ourselves in any problem or concern area of having enough bandwidth for the home going forward in the future. At the same time, data encoding techniques, filtering noise processes are all improving. I would tell you what works significantly better today and what we’re getting across that pike than what we saw a year ago just because things keep getting better and better from a technology evolution standpoint. So we’re very comfortable with the technology we’re getting with fiber-to-the-node.

Greg Miller: With that, thank you, Rich, for taking the time

Rich Dietz:  Thank you.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. This document may contain certain non-GAAP financial measures. Reconciliation between the non-GAAP financial measures and the GAAP financial measures are available on the company’s Web site at www.att.com/investor.relations.

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”), which was declared effective on June 2, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all

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